August 23, 2010
VIA EDGAR
Attn: Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
RE: HC Capital Trust — SEC File No. 33-87762 and 811-08918
Ladies and Gentlemen:
Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”) enclosed for filing on behalf of HC Capital Trust (the “Trust”) for which Citi Fund Services Ohio, Inc. serves as administrator, please find: (i) a copy of Endorsement number 8 dated August 10, 2010 reflecting an amendment to the Fund’s Registered Management Investment Company Bond numbered 469PB0633 (the “Bond”) reflecting the name change of the Trust; (ii) a copy of Endorsement number 9 dated August 18, 2010 reflecting an amendment to the Bond to add The Commodity Related Securities Portfolio and The Intermediate Term Municipal Bond II Portfolio to the Trust; (iii) a copy of Endorsement number 10 dated August 10, 2010 reflecting an amendment to the Bond to add The U.S. Government Fixed Income Securities Portfolio, The U.S. Corporate Fixed Income Securities Portfolio and The U.S. Mortgage/Asset Backed Fixed Income Securities Portfolio to the Trust; and (iv) a copy of the resolutions unanimously adopted by the members of the Board of Trustees of the Trust (including those who are not “interested persons” of the Trust as defined in the 1940 Act) for each of the aforementioned amendments.
Premiums have been paid for the Bond period from September 30, 2009 to September 30, 2010 and is written for a $2,500,000 limit of liability.
Sincerely,
Diane Finn
Assistant Vice President
cc:	Laura Corsell, Esq. — Montgomery, McCracken, Walker & Rhoads LLP Audrey Talley, Esq. — Drinker Biddle & Reath LLP Robert Zion — Hirtle, Callaghan & Co. LLC

ENDORSEMENT OR RIDER NO. 8
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR
PART OF BOND OR POLICY NO.	RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. STANDARD TIME AS
469PB0633	08/10/10	03/08/10	SPECIFIED IN THE BOND OR POLICY

*	ISSUED TO
HC CAPITAL TRUST
Amend Declarations
It is agreed that: The following checked items are amended on the Declarations Page:
☑ Item 1.	Name of Insured / Principal Address:

From: Hirtle Callaghan Trust

To: HC Capital Trust

☐ Item 2.	Bond Period: From: 12:01 a.m. on to 12:01 a.m. on the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

☐ Item 3.	Limit of Liability is hereby amended to read as follows:

	Limit of Liability	Deductible Amount
Insuring Agreement A — Fidelity	$	$
Insuring Agreement B — Audit Expense	$	$
Insuring Agreement C — Premises	$	$
Insuring Agreement D — Transit	$	$
Insuring Agreement E — Forgery or Alteration	$	$
Insuring Agreement F — Securities	$	$
Insuring Agreement G — Counterfeit Currency	$	$
Insuring Agreement H — Stop Payment	$	$
Insuring Agreement I — Uncollectible Items of Deposit	$	$
Optional Coverages Added by Rider:

	$	$
	$	$
	$	$
	$	$
	$	$
☐ Item 4.	Offices or Premises Covered: The following offices or premises are added:
This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or policy, other than as above stated.

By	/s/ Diane Vardaro
Authorized Representative

INSURED COPY
ICB028 Ed. 7-04
© 2004 The Travelers Companies, Inc.

ENDORSEMENT OR RIDER NO. 9
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR
PART OF BOND OR POLICY NO.	RlDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RlDER

12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
469PB0633	08/18/10	03/12/10

*	ISSUED TO
HC CAPITAL TRUST
Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:

The Intermediate Term Municipal Bond II Portfolio The Commodity Related Securities Portfolio

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or policy other than as above stated.

By	/s/ Diane Vardaro
Authorized Representative

INSURED
ICB010 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

Page  1 of

ENDORSEMENT OR RIDER NO. 10
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR
PART OF BOND OR POLlCY NO.	RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLlCY

469PB0633	08/10/10	07/14/10

*	ISSUED TO
HC CAPITAL TRUST
Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:

The U.S. Government Fixed Income Securities Portfolio The U.S. Corporate Fixed Income Securities Portfolio The U.S. Mortgage/Asset Backed Fixed Income Securities Portfolio

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	/s/ Diane Vardaro
Authorized Representative

INSURED COPY
ICB010 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

Page  1 of

RESOLUTION APPROVED AT NOVEMBER 8, 2009 SPECIAL BOARD MEETING
APPROVING PORTFOLIO COMPLEX NAME CHANGE
RESOLVED, that the renaming of The Hirtle Callaghan Trust (the “Trust’) to such name as discussed and presented at the Special Meeting be, and hereby is, approved, such name change to become effective at such time as the President and Vice President of the Trust deem it appropriate to correspond to the renaming of Hirtle, Callaghan & Co, LLC.; and be it
FURTHER RESOLVED, that the appropriate officers of the Trusts be, and hereby are, authorized to execute, deliver and file any documents, including an amendment to the Trust’s Amended and Restated Declaration of Trust, and to take any other actions they deem necessary and appropriate to effectuate the foregoing vote.

RESOLUTION APPROVED AT DECEMBER 10, 2009 BOARD MEETING
APPROVING TWO NEW FUNDS
CONSIDERATION AND APPROVAL OF THE NEW PORTFOLIOS
RESOLVED, that there is hereby established The Intermediate Term Municipal Bond II Portfolio and The Commodity Related Securities Portfolio (each a “New Portfolio”), each a series of The Hirtle Callaghan Trust (the “Trust”); and
FURTHER RESOLVED, that the inclusion of each New Portfolio as an insured party under the Trust’s current fidelity bond and directors and officers/errors and omissions liability insurance policies and the payment on behalf of each New Portfolio of its proportional share of the premium be, and hereby are, approved.

RESOLUTION APPROVED AT JUNE 8, 2010 BOARD MEETING APPROVING THE
NEW FIXED INCOME PORTFOLIOS
RESOLVED, that there is hereby established The U.S. Government Fixed Income Securities Portfolio, The U.S. Corporate Fixed Income Securities Portfolio and The U.S. Mortgage/Asset Backed Fixed Income Securities Portfolio (each a “New Portfolio”), each a series of HC Capital Trust (the “Trust”); and
FURTHER RESOLVED, that the inclusion of each New Portfolio as an insured party under the Trust’s current fidelity bond and directors and officers/errors and omissions liability insurance policies and the payment on behalf of each New Portfolio of its proportional share of the premium be, and hereby are, approved.